[URI Letterhead]

October 30, 2009

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             United Rentals, Inc./United Rentals (North America), Inc. –
Registration Statement on Form S-3 (File Number 333-160884)

Dear Ms. Long:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), United Rentals, Inc., United Rentals (North America), Inc. and their subsidiary guarantor co-registrants (the “Company”) hereby respectfully requests acceleration of effectiveness of the above-captioned registration statement on Form S-3 (File no. 333-160884) (the “Registration Statement”) to Monday, November 2, 2009, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

Since the Registration Statement is filed as a shelf registration statement under Rule 415 under the Securities Act, there are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew D. Soussloff of Sullivan & Cromwell LLP at (212) 558-3681 or me at 203-622-3131 with any questions you may have.  In addition, please notify Mr. Soussloff when this request for acceleration has been granted.

Very truly yours,

/s/ Jonathan M. Gottsegen
Jonathan M. Gottsegen
Senior Vice President, General Counsel and Corporate Secretary

cc: Ms. Chambre Malone
Mr. Dietrich King
(U.S. Securities and Exchange Commission)

Andrew D. Soussloff
(Sullivan & Cromwell LLP)